EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 8 July 2022

5 July 2022	Director/PDMR Shareholding
1 July 2022	Total Voting Rights
30 June 2022	Director/PDMR Shareholding
28 June 2022	Responsible business report 21/22: Investor Webinar
17 June 2022	Director/PDMR Shareholding
15 June 2022	Director's other appointment
9 June 2022	Director/PDMR Shareholding
8 June 2022	Holding(s) in Company

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

29 June 2022	RIIO-ED2 price control draft determinations
10 June 2022	Scrip Dividend for 2021/22 Final Dividend